UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. )*

Arcturus Therapeutics Ltd.

(Name of Issuer)

Ordinary Shares, par value of NIS 0.07

(Title of Class of Securities)

M1492T105

(CUSIP Number)

Jeffrey Baumel

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020-1089

(212) 768 5374

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 16, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON Joseph E. Payne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,465,097*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,465,097*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,465,097*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14	TYPE OF REPORTING PERSON IN

*Includes 366,274 ordinary shares that are subject to repurchase pursuant to a Common Stock Purchase Agreement, dated March 4, 2013, as amended on September 27, 2017, by and between the reporting person and Arcturus Therapeutics, Inc.

CUSIP NO. M1492T105

Item 1. Security and Issuer.

This Schedule 13D is filed in connection with the acquisition of 1,465,097 Ordinary Shares, par value of NIS 0.07 (the “Ordinary Shares”), of Arcturus Therapeutics Ltd., an Israeli corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 10628 Science Center Drive, Suite 200, San Diego, California 92121.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed on behalf of Joseph E. Payne (the “Reporting Person”).

(b)	The residence of the Reporting Person is 15907 Atkins Place, San Diego, CA 92127.

(c)	The Reporting Person is the President and Chief Executive Officer of the Issuer and is a member of the board of directors of the Issuer (the “Issuer Board”). On February 2, 2018, the Issuer published a press release stating that the Reporting Person was terminated as the President and Chief Executive Officer of the Issuer. The Reporting Person disputes the legal efficacy of such termination under applicable law and the governing documents of the Issuer and reserves all legal rights with respect thereto.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

On March 4, 2013, the Reporting Person purchased shares of common stock of Arcturus Therapeutics, Inc. in connection with its formation for an aggregate purchase price of $10,000 pursuant to a Common Stock Purchase Agreement, dated March 4, 2013, as amended on September 27, 2017, by and between the Reporting Person and Arcturus Therapeutics, Inc. The Common Stock Purchase Agreement is attached hereto as Exhibit A. Such purchase was effected by the Reporting Person with personal funds.

The shares of Arcturus Therapeutics, Inc. were converted into 1,465,097 Ordinary Shares of the Issuer on November 16, 2017, pursuant to the terms of an Agreement and Plan of Merger and Reorganization entered into by and between the Issuer and Arcturus Therapeutics, Inc. on September 27, 2017.

On February 1, 2018, the Issuer notified the Reporting Person of its decision to exercise its repurchase right with respect to 366,274 Ordinary Shares. The Reporting Person disputes the legal efficacy of such repurchase and asserts that such Ordinary Shares continue to be legally owned by the Reporting Person.

CUSIP NO. M1492T105

Item 4. Purpose of Transaction.

On February 2, 2018, the Issuer published a press release stating that the Reporting Person was terminated as the President and Chief Executive Officer of the Issuer. The Reporting Person disputes the legal efficacy of such termination under applicable law and the governing documents of the Issuer and reserves all legal rights with respect thereto. Attached hereto as Exhibit B to this filing is a letter delivered to the Issuer and the individual members of the Issuer Board by the Reporting Person on February 2, 2018 to notify them that, among other things, (a) the press release announcing the Reporting Person’s termination was not authorized by a proper resolution of the Issuer Board, (b) the actions taken by certain members of the Issuer Board violated applicable law and the governing documents of the Issuer and (c) that such actions violated the fiduciary duties of such directors to the Issuer and its shareholders. The letter demanded that the Issuer rescind the attempted termination and cease any further unlawful acts against the Reporting Person and the Issuer.

In response to the February 2, 2018 letter, the Chairman of the Issuer Board called a meeting of the Issuer Board, on approximately 24 hours’ notice, to be held on February 5, 2018. During the second improperly called meeting, the Issuer Board inexplicably attempted to ratify the termination of the President and Chief Executive Officer that it had inappropriately and improperly attempted on Thursday, January 25, 2018 and disclosed to the public on Thursday, February 1, 2018.

Following the Issuer’s unauthorized announcement on February 2, 2018 of the termination of the Reporting Person’s employment, the Reporting Person was approached by certain shareholders of the Issuer (the “Supporting Shareholders”), who expressed support for his continued leadership of the Issuer.

The Reporting Person intends to discuss with the Supporting Shareholders potential changes to the composition of the Issuer Board and management of the Issuer, including the Reporting Person’s immediate reinstatement as the President and Chief Executive Officer of the Issuer and election of new directors to replace the members of the Issuer Board who are responsible for the unlawful and unauthorized actions. Any such discussions shall be held in compliance with all applicable laws and regulations and will not result in the Reporting Person or the Supporting Shareholders holding 25% or more of the voting rights in the Issuer (as such term is defined in the Israeli Companies Law, 5759-1999).

Upon initiation of the contemplated discussions with the Supporting Shareholders described above, the Reporting Person and the Supporting Shareholders may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is a member of a group with the Supporting Shareholders for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed. In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of any Ordinary Shares beneficially owned by the Supporting Shareholders for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The Reporting Person also intends to engage in discussions with the Issuer and Issuer’s management and members of the Issuer Board, other shareholders of the Issuer and other persons that may relate to the aforementioned matters and/or other matters related to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer.

CUSIP NO. M1492T105

The Reporting Person believes that, as co-founder of the Issuer and as an inventor of the technology that forms the basis for the Issuer’s foundational technology, his participation in and leadership of the Issuer is crucial for the future success of the Issuer. The Reporting Person has expressed significant concern for the lack of observation by the Issuer Board of fundamental principles of corporate governance and over the motives and qualifications of certain of the members of Issuer Board responsible for his termination. The Reporting Person will take all actions necessary and appropriate to provide the Issuer with its best opportunity to continue its mission to improve the human condition while maximizing shareholder value.

The Reporting Person may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, and may discuss such actions with the Issuer and the Issuer Board, other shareholders of the Issuer and other persons.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Ordinary Shares reported owned by the Reporting Person is based upon 10,691,945 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 5, 2018.

(a)	As of the close of business on February 5, 2018, the Reporting Person directly beneficially owned 1,465,097 Ordinary Shares.*

Percentage: Approximately 13.7%*

(b)	1. Sole power to vote or direct vote: 1,465,097*
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,465,097*
4. Shared power to dispose or direct the disposition: 0

(c)	The Reporting Person has not commenced any transactions in the Ordinary Shares during the past 60 days.

(d)	No person, other than the Reporting Person, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.

(e)	Not applicable.

_______

*See Item 3 for information relating to alleged exercise by the Issuer of the repurchase right with respect to 366,274 ordinary shares

CUSIP NO. M1492T105

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person entered into a Common Stock Purchase Agreement, dated March 4, 2013, as amended on September 27, 2017, with Arcturus Therapeutics, Inc. Arcturus Therapeutics, Inc. is now a wholly-owned subsidiary of the Issuer. The Common Stock Purchase Agreement is attached hereto as Exhibit A. The Reporting Person and the Issuer are party to a Lock-Up Agreement dated September 27, 2017. The Lock-Up Agreement is attached hereto as Exhibit C.

The information in Item 4 above is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit A Common Stock Purchase Agreement

Exhibit B Letter from Counsel of the Reporting Person Dated February 2, 2018

Exhibit C Lock-Up Agreement

CUSIP NO. M1492T105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2018

/s/ Joseph E. Payne
Joseph E. Payne